INDEPENDENCE ENERGY CORP.
3020 Old Ranch Parkway, Suite 300
Seal Beach, CA  90740
Telephone: (562) 799-5588

February 10, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Karl Hiller Branch Chief

Dear Sirs:

Re:      Independence Energy Corp. ( “we”, “us”, “our”, the “Company”)
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed May 16, 2013
Form 10-Q for the Fiscal Quarter Ended July 31, 2013
Filed September 16, 2013
File No. 000-54323

We write in response to your letter to the Company dated January 29, 2014 regarding the above referenced Form 10-K and Form 10-Q.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Fiscal Year ended January 31, 2013

Exhibits 31.1 and 31.2 Certifications

1.
We note that you did not file the officer certifications outlined in Item 601(b)(31) and (32) of Regulation S-K that are required to be filed as exhibits to your report.  The certifications you attached predate the periods covered by your report and the evaluation and assessment required as of January 31, 2013 in providing the disclosures necessary to comply with Items 307 and 308 of Regulation S-K.  We also note that you have outdated disclosure pertaining to changes in internal control over financial reporting on page 39.  Please amend your filing to update this disclosure and to include current certifications.

Response:  We have revised the annual report as requested in the Form 10-K/A filed concurrently with this correspondence.

2.	We have a similar concern with respect to the certification at Exhibit 31.1 of your July 31, 2013 Form 10-Q, which you should also update and file by amendment.

Response:  We have revised the quarterly report as requested in the Form 10-Q/A filed concurrently with this correspondence.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

INDEPENDENCE ENERGY CORP.

Per: /s/ Gregory Rotelli
Gregory Rotelli
President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director